Exhibit 21.1

Subsidiaries of Basic Energy Services, Inc.
As of December 31, 2018

Name of Subsidiary	Jurisdiction of Formation
Basic Energy Services GP, LLC	Delaware
Basic Energy Services LP, LLC	Delaware
Basic Energy Services, L.P.	Delaware
Basic ESA, Inc.	Texas
Chaparral Service, Inc.	New Mexico
First Energy Services Company	Delaware
SCH Disposal, L.L.C.	Texas
JS Acquisition LLC	Delaware
JetStar Holdings, Inc.	Delaware
Acid Services, LLC	Kansas
JetStar Energy Services, Inc.	Texas
Taylor Industries, LLC	Texas
Maverick Coil Tubing Services, LLC	Colorado
Maverick Solutions, LLC	Colorado
Maverick Stimulation Company, LLC	Colorado
Maverick Thru-Tubing Services, LLC	Colorado
MCM Holdings, LLC	Colorado
MSM Leasing, LLC	Colorado
The Maverick Companies, LLC	Colorado
ESA de Mexico S.A. de C.v.	Mexico
Basic Energy Services International, LLC	Delaware